                      II.  SELECTED SCHEDULES UNDER
                         THE SECURITIES EXCHANGE
                               ACT OF 1934

                             A.  SCHEDULE 13D

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*


                       Liberty ALL-STAR Equity Fund
                     --------------------------------
                             (Name of Issuer)


                      Shares of Beneficial Interest
                     --------------------------------
                      (Title of Class of Securities)


                                530158104
                     --------------------------------
                              (CUSIP Number)

                           Brendan P Halligan
                              P.O. Box 140
                           175 Berkeley Street
                          Boston, MA 02117-0140
                     --------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                             January 8, 1998
                     --------------------------------
         (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box / /.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------------------------------------------------------------------------
                          CUSIP No.:   530158104
-------------------------------------------------------------------------------

1  Names of Reporting Persons.              Liberty Mutual Insurance Company
   S.S. or I.R.S. Identification            IRS ID# 04-1543470
   Nos. of Above Persons
-------------------------------------------------------------------------------

2  Check the Appropriate Box if a           (a) /X/
   Member of a Group (See Instructions)     (b) / /
-------------------------------------------------------------------------------

3  SEC Use Only
-------------------------------------------------------------------------------

4  Source of Funds                          Filing pertains to sale of
   (See Instructions)                       shares.  Original source of funds
                                            for purchases was WC.
-------------------------------------------------------------------------------

5  Check if Disclosure of
   Legal Proceedings                        / /
   is Required PURSUANT to Items
   2(d) or 2(e)
-------------------------------------------------------------------------------

6  Citizenship or Place of                  Massachusetts insurance company
   Organization                             organized under the laws of the
                                            Commonwealth of Massachusetts
-------------------------------------------------------------------------------

Number of Shares      7  Sole Voting        7,030,667
 Beneficially Owned       Power
 by Each Reporting   ----------------------------------------------------------
 Person With          8  Shared Voting
                          Power             -0-

                      9  Sole Dispositive   7,030,667
                          Power
                     ----------------------------------------------------------
                      10 Shared Disposi-    -0-
                         tive Power
                     ----------------------------------------------------------

11  Aggregate Amount Beneficially Owned
    by Each Reporting Person                7,030,667
-------------------------------------------------------------------------------

12  Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares        / /
    (See Instructions)
-------------------------------------------------------------------------------

13  Percent of Class Represented
    by Amount in Row (11)                   8.14%
-------------------------------------------------------------------------------

14  Type of Reporting Person                IC
    (See Instructions)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                          CUSIP No.:   530158104
-------------------------------------------------------------------------------

1  Names of Reporting Persons.              Liberty Mutual Fire Insurance
   S.S. or I.R.S. Identification            Company
   Nos. of Above Persons                    IRS ID# 04-1924000
-------------------------------------------------------------------------------

2  Check the Appropriate Box if a           (a) /X/
   Member of a Group (See Instructions)     (b) / /
-------------------------------------------------------------------------------

3  SEC Use Only
-------------------------------------------------------------------------------

4  Source of Funds                          Filing pertains to sale of
   (See Instructions)                       shares.  Original source of funds
                                            for purchases was WC.
-------------------------------------------------------------------------------

5  Check if Disclosure of
   Legal Proceedings                        / /
   is Required PURSUANT to Items
   2(d) or 2(e)
-------------------------------------------------------------------------------

6  Citizenship or Place of                  Mutual insurance company
   Organization                             organized under the laws of the
                                            Commonwealth of Massachusetts
-------------------------------------------------------------------------------

Number of Shares      7  Sole Voting        776,482
 Beneficially Owned       Power
 by Each Reporting   ----------------------------------------------------------
 Person With          8  Shared Voting
                          Power             -0-

                      9  Sole Dispositive   776,482
                          Power
                     ----------------------------------------------------------
                      10 Shared Disposi-    -0-
                         tive Power
                     ----------------------------------------------------------

11  Aggregate Amount Beneficially Owned
    by Each Reporting Person                776,482
-------------------------------------------------------------------------------

12  Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares        / /
    (See Instructions)
-------------------------------------------------------------------------------

13  Percent of Class Represented
    by Amount in Row (11)                   0.9%
-------------------------------------------------------------------------------

14  Type of Reporting Person                IC
    (See Instructions)
-------------------------------------------------------------------------------

Item 1. Security and Issuer

   The class of equity security to which this statement relates is Shares of Beneficial Interest (the "Shares") of Liberty ALL-STAR Equity Fund (the "Issuer"), a Massachusetts business trust and closed-end investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Shares are listed on the New York Stock Exchange, the Midwest Stock Exchange, the Pacific Stock Exchange, the Philadelphia Stock Exchange, and the Boston Stock Exchange.

Item 2. Identity and Background

   This statement is being filed on behalf of the following persons:

   1). Liberty Mutual Insurance Company ("Liberty Mutual"), a Massachusetts mutual insurance company, P.O. Box 140, 175 Berkeley Street, Boston, Massachusetts 02117-0140. Liberty Mutual's principal business is property and casualty insurance.

   2). Liberty Mutual Fire Insurance Company ("Liberty Fire"), a
Massachusetts mutual insurance company, P.O. Box 140, 175 Berkeley Street, Boston, Massachusetts 02117-140. Liberty Fire's principal business is property and casualty insurance.

   Liberty Mutual and Liberty Fire are affiliated by virtue of an identity of the Boards of Directors and of certain executive officers, an intercompany services and reinsurance treaty, and shared trademark and marketing-distribution operations. Both Liberty Mutual and Liberty Fire are insurance companies as defined in section 3(a)(19) of the Securities Exchange Act of 1934 (the "1934 Act").

   Liberty Asset Management Company, Inc., 274 Riverside Avenue, Westport, Connecticut 06380 ("LAMCO") is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and is investment adviser to the Issuer. LAMCO is a wholly owned subsidiary of Liberty Financial Services, Inc., 600 Atlantic Ave., Boston, Massachusetts 02110, which, in turn, is seventy (70%) percent owned by Liberty Mutual.

   Within the last five years, neither Liberty Mutual nor Liberty Fire, nor to the best of their respective knowledge, any executive officer or director of Liberty Mutual or Liberty Fire, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Information regarding the executive officers and directors of Liberty Mutual and Liberty Fire, each of whom is a United States citizen, is set forth in Schedule A attached hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

   a). Liberty Mutual - not applicable as this filing is due to open market sales of the Shares (original source of funds for initial purchases was WC).

   b). Liberty Fire - not applicable as this filing is due to open market sales of the Shares (original source of funds for initial purchases was WC).

Item 4. Purpose of Transaction

   On October 7, 1997, the Investment Committee of the Board of Directors of Liberty Mutual authorized open market sales of up to 1,639,300 shares of the Issuer. Such sales would be governed by SEC Rule 144, which allows sales without registration within any three month period of up to the greater of 1% of outstanding shares or one week's average trading volume.

   Also on October 7, 1997, the Investment Committee of the Board of Directors of Liberty Fire authorized open market sales of up to 182,200 shares of the Issuer. Such sales would be governed by SEC Rule 144, which allows sales without registration within any three month period of up to the greater of 1% of outstanding shares or one week's average trading volume.

   Liberty Mutual and Liberty Fire plan to continue selling Shares of Issuer in accordance with the respective Investment Committee resolutions. The sales will continue to be made from time to time over the next three month period, subject to the satisfaction of applicable legal requirements, including compliance with Rule 10b-18 promulgated under the 1934 Act, SEC Rule 144, and market conditions.

Item 5. Interest in Securities of the Issuer

   (a) The Reporting Persons beneficially own an aggregate of 7,807,149 shares of beneficial interest of Issuer, which constitute approximately 9.04% of the total shares issued and outstanding, as reflected in the most recently available filing with the Securities and Exchange Commission by the Issuer.

   Liberty Mutual beneficially owns 7,030,667 Shares of the Issuer, which constitute approximately 8.14% of the total issued and outstanding shares of beneficial interest of the Issuer.

   Liberty Fire beneficially owns 776,482 Shares of Issuer, which constitute approximately 0.9% of the total issued and outstanding shares of beneficial interest of the Issuer.

   (b)(1) Liberty Mutual has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 7,030,667 Shares.
 Liberty Mutual has no shared power to either vote or dispose of the Shares.

   (b)(2) Liberty Fire has the sole power to vote or direct the vote, and the sole power to dispose of or to direct the disposition of, 776,482 Shares. Liberty Fire has no shared power to either vote or dispose of the Shares.

   (c) See Schedule B attached hereto, and by reference incorporated herein, describing transactions in the Shares of Issuer effected within the past sixty days by the Reporting Persons.

   (d) With respect to Liberty Mutual and Liberty Fire, to the best of their knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

   (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

   To the best of their respective knowledge, the Reporting Persons do not have any contracts, arrangements, understandings or relationship with any person with respect to the securities of the Issuer, regarding the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material To Be Filed As Exhibits

   Exhibit A. Amended schedule 13D Joint Filing Agreement dated
              January 15, 1998.

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY MUTUAL INSURANCE COMPANY

By: /s/ A. Alexander Fontanes
    --------------------------
    A. Alexander Fontanes,
    Senior Vice President and
    Chief Investment Officer


LIBERTY MUTUAL FIRE INSURANCE COMPANY

By: /s/  A. Alexander Fontanes
    --------------------------
    A. Alexander Fontanes,
    Vice President


Dated this 15th day of January, 1998.

                                   SCHEDULE A

    Officers and Directors of Liberty Mutual Insurance Company and Liberty
                           Mutual Fire Insurance Company

The name and principal occupation or employment of each executive officer and director of Liberty Mutual Insurance Company and/or Liberty Mutual Fire Insurance Company is set forth in the lists below. Except as otherwise noted, the business address of each person named below is 175 Berkeley Street, Boston, Massachusetts 02117.

      Liberty Mutual Insurance Company Board of Directors (as of 1/13/98)

                         Dr. Gregory H. Adamian, Chancellor
                         Bentley College
                         175 Forest Street
                         Waltham, MA  02154-4705

                         Mr. Gerald E. Anderson
                         75 Hornbeam Lane
                         Centerville, MA  02632

                         Mr. Michael J. Babcock
                         54 Pecksland Road
                         Greenwich, CT  06831

                         Gary L. Countryman
                         Chairman of the Board and CEO
                         Liberty Mutual Insurance Co.
                         Liberty Mutual Fire Insurance Co
                         Boston, MA

                         Mr. Paul J. Darling, II, President and CEO
                         Corey Steel Company
                         P.O. Box 5137
                         2800 South 61st Court
                         Chicago, IL  60680

                         Mr. David F. Figgins
                         100 Anderson Street
                         Apt. 425
                         Pittsburgh, PA  15222

                         Mr. John B. Gray
                         888 Worcester Street
                         Wellesley, MA  02181

                         Mr. John P. Hamill, President
                         Fleet Bank of Massachusetts, N.A.
                         Mailstop:  MA OFD 37A
                         One Federal Street
                         Boston, MA 02110

                         Mrs. Marian L. Heard
                         President and CEO
                         United Way of Massachusetts Bay
                         245 Summer St., Suite 1401
                         Boston, MA  02210

                         Mr. Raymond H. Hefner, Jr.
                         President
                         Bonray, Inc.
                         P.O. Box 20750
                         Oklahoma City, OK  73156-0750

                         Edmund F. Kelly
                         President and COO
                         Liberty Mutual Insurance Co.
                         Liberty Mutual Fire Insurance Co
                         Boston, MA

                         Mr. Ray B. Mundt
                         Chairman of the Board and CEO
                         Unisource Worldwide, Inc.
                         P.O. Box 3000-0935
                         Berwyn, PA  19312

                         Mr. Glenn P. Strehle, Treasurer
                         Massachusetts Institute of Technology
                         77 Massachusetts Ave., Room 4-110
                         Cambridge, MA  02139

                         Mr. Stephen J. Sweeney
                         7 Greenbrook Road
                         So. Hamilton, MA  01982

            Liberty Mutual Insurance Company-Elected Officers

                         Gary L. Countryman
                         Chairman of the Board and Chief Executive Officer

                         Edmund F. Kelly
                         President and Chief Operating Officer

                         John B. Conners
                         Executive Vice President

                         Gary R. Gregg
                         Executive Vice President

                         Gary P. Lia
                         Executive Vice President

                         Thomas C. Ramey
                         Executive Vice President

                         Edward G. Troy
                         Executive Vice President

                         J. Michael Ashwood
                         Senior Vice President

                         James D. Barrett
                         Senior Vice President

                         Kenneth A. Berkov
                         Senior Vice President

                         Robert J. Brautigam
                         Senior Vice President

                         James J. Colbert
                         Senior Vice President

                         John M. Collins
                         Senior Vice President

                         J. Paul Condrin, III
                         Senior Vice President,
                         Chief Financial Officer and Comptroller

                         Terry L. Conner
                         Senior Vice President

                         Thomas P. Coyne
                         Senior Vice President

                         Lawrence B. Dorman
                         Senior Vice President

                         Thomas J. Driscoll
                         Senior Vice President

                         James A. DuPont
                         Senior Vice President

                         David E. Fish
                         Senior Vice President

                         A. Alexander Fontanes
                         Senior Vice President
                         and Chief Investment Officer

                         Joseph A. Gilles
                         Senior Vice President

                         Scott R. Goodby
                         Senior Vice President

                         William G. Gourley
                         Executive Vice President

                         Daniel P. Heldman
                         Senior Vice President

                         Karl A. Jacobson
                         Senior Vice President

                         Alan R. Ledbetter
                         Senior Vice President

                         Richard E. Leeman
                         Senior Vice President

                         Robert J. Lewis
                         Senior Vice President

                         William F. Manning
                         Senior Vice President

                         Christopher C. Mansfield
                         Senior Vice President and General Counsel

                         Fredric G. Marziano
                         Senior Vice President

                         Robert T. Muleski
                         Senior Vice President

                         Himanshu I. Patel
                         Senior Vice President

                         Larry W. Paul
                         Senior Vice President

                         John H. Potter
                         Senior Vice President

                         David Radakovich
                         Senior Vice President

                         Janice K. Rhodes
                         Senior Vice President

                         Timothy J. Rose
                         Senior Vice President

                         Thomas R. Rudder, Jr.
                         Senior Vice President

                         Helen E.R. Sayles
                         Senior Vice President

                         Stewart H. Steffey, Jr.
                         Senior Vice President

                         Stephen G. Sullivan
                         Senior Vice President

                         Christa J. Adams
                         Vice President

                         Gregory M. Allard
                         Vice President

                         Bruce E. Anderson
                         Vice President

                         Jack Abrams
                         Regional Vice President

                         Joseph C. Aniello
                         Vice President

                         Lewis R. Ayers
                         Regional Vice President

                         Gery J. Barry
                         Vice President

                         Ray E. Beane
                         Vice President

                         William S. Burns
                         Vice President

                         Gavin C. Blair
                         Vice President

                         Carl N. Bletzer
                         Vice President

                         Marc Butler
                         Regional Vice President

                         Donald O. Burns
                         Regional Vice President

                         Dina A. Campbell
                         Vice President

                         Deborah M. Carrow
                         Vice President

                         Douglas H. Cauti
                         Regional Vice President

                         Anthony P. Cirignano
                         Vice President

                         Michael B. Creasy
                         Regional Vice President

                         Neal E. Colman
                         Regional Vice President

                         Richard F. Connell
                         Vice President

                         Richard A. Dapra
                         Vice President

                         Gary DeGruttola
                         Vice President

                         Christianne H. Daukas
                         Vice President

                         Mark J. Donlevie
                         Vice President

                         George W. Doonan
                         Vice President

                         David E. Eaglen
                         Regional Vice President

                         William M. Fandrich
                         Vice President

                         Carmen Filippone
                         Vice President

                         Thomas J. Frymark
                         Regional Vice President

                         David E. Eaglen
                         Regional Vice President

                         Barry S. Gilvar
                         Vice President and Secretary

                         Aaron Goldstein
                         Vice President

                         Philip J. Guymont
                         Vice President

                         James A. Hatherley
                         Vice President

                         Bryan M. Grimm
                         Vice President

                         James W. Hendry
                         Vice President

                         Douglas M. Hodes
                         Vice President

                         Geoffrey E. Hunt
                         Vice President

                         James W. Jakobek
                         Vice President

                         James R. Johnson
                         Vice President

                         Alvin P. Kappelmann, Jr.
                         Vice President

                         Brian V. Kelley
                         Vice President

                         James F. Kelleher
                         Vice President

                         Robert D. King
                         Vice President

                         Tom B. Leamon
                         Vice President

                         Dexter R. Legg
                         Vice President

                         George E. Lepage
                         Vice President

                         David H. Long
                         Vice President

                         Maureen E. Lyden
                         Regional Vice President

                         Barton G. Margoshes
                         Vice President

                         Richard G.M. Marko
                         Vice President

                         James T. Masterson
                         Regional Vice President

                         Paul Mattera
                         Vice President

                         James T. McCarty
                         Vice President

                         Robert A. McNeil
                         Vice President

                         David F. Melton
                         Vice President

                         Michael J. Mott
                         Regional Vice President

                         Matthew D. Nickerson
                         Vice President

                         Mary O'Donoghue
                         Vice President

                         Kay K. Rahardjo
                         Vice President

                         Raymond T. Roach
                         Vice President

                         Donald J. Pickens
                         Regional Vice President

                         Ronald H. Robertson, Jr.
                         Vice President

                         John F. Ryan
                         Vice President

                         Jean M. Scarrow
                         Vice President

                         H. Robert Schielke
                         Vice President

                         John F. Schulte
                         Regional Vice President

                         Steven M. Sentler
                         Vice President

                         Marilyn T. Smith
                         Vice President

                         Mark S. Sidney
                         Vice President

                         Vaughn R. Surprenant
                         Regional Vice President

                         Candace L. Sutcliffe
                         Vice President

                         Timothy S. Sweeney
                         Vice President

                         Ronald H. Switzer
                         Regional Vice President

                         Susan M. Tuthill
                         Vice President

                         Douglas L. Weymouth
                         Vice President

                         Elliot J. Williams
                         Vice President & Treasurer

                         Thomas J. Willson
                         Vice President

                         Mark L. Wright
                         Vice President

                         Stephen H. Zybura
                         Vice President

                         Judith M. Arnost
                         Assistant Treasurer

                         Robert D. Moynihan
                         Assistant Treasurer

                         Douglas S. Surina
                         Assistant Treasurer

                         Barry D. Adamson
                         Assistant Secretary

                         Robert C. Andrews
                         Assistant Secretary

                         R. Garth Avery
                         Assistant Secretary

                         Diane S. Bainton
                         Assistant Secretary

                         Paul F. Carleo
                         Assistant Secretary

                         Norleen O. Davies
                         Assistant Secretary

                         Garnet W. Elliott
                         Assistant Secretary

                         Forrest D. Gann
                         Assistant Secretary

                         Joseph J. Giblin
                         Assistant Secretary

                         Eric R. Herstine
                         Assistant Secretary

                         John M. Higgins
                         Assistant Secretary

                         David W. Hoffman
                         Assistant Secretary

                         Kenneth R. King
                         Assistant Secretary

                         Charles J. Leech
                         Assistant Secretary

                         James R. Pugh
                         Assistant Secretary

                         Harvey Swedlove
                         Assistant Secretary

                         June M. Valliere
                         Assistant Secrtary

         Liberty Mutual Fire Insurance Company-Board of Directors
                             (as of 1/13/98)

                         Dr. Gregory H. Adamian, Chancellor
                         Bentley College
                         175 Forest Street
                         Waltham, MA  02154-4705

                         Mr. Gerald E. Anderson
                         75 Hornbeam Lane
                         Centerville, MA  02632

                         Mr. Michael J. Babcock
                         54 Pecksland Road
                         Greenwich, CT  06831

                         Gary L. Countryman
                         Chairman of the Board and CEO
                         Liberty Mutual Insurance Co.
                         Liberty Mutual Fire Insurance Co
                         Boston, MA


                         Mr. Paul J. Darling, II, President and CEO
                         Corey Steel Company
                         P.O. Box 5137
                         2800 South 61st Court
                         Chicago, IL  60680

                         Mr. David F. Figgins
                         100 Anderson Street
                         Apt. 425
                         Pittsburgh, PA  15222

                         Mr. John B. Gray
                         888 Worcester Street
                         Wellesley, MA  02181

                         Mr. John P. Hamill, President
                         Fleet Bank of Massachusetts, N.A.
                         Mailstop:  MA OFD 37A
                         One Federal Street
                         Boston, MA 02110

                         Mrs. Marian L. Heard
                         President and CEO
                         United Way of Massachusetts Bay
                         245 Summer St., Suite 1401
                         Boston, MA  02210

                         Mr. Raymond H. Hefner, Jr.
                         President
                         Bonray, Inc.
                         P.O. Box 20750
                         Oklahoma City, OK  73156-0750

                         Edmund F. Kelly
                         President and COO
                         Liberty Mutual Insurance Co.
                         Liberty Mutual Fire Insurance Co
                         Boston, MA

                         Mr. Ray B. Mundt
                         Chairman of the Board and CEO
                         Unisource Worldwide, Inc.
                         P.O. Box 3000-0935
                         Berwyn, PA  19312

                         Mr. Glenn P. Strehle, Treasurer
                         Massachusetts Institute of Technology
                         77 Massachusetts Ave., Room 4-110
                         Cambridge, MA  02139

                         Mr. Stephen J. Sweeney
                         7 Greenbrook Road
                         So. Hamilton, MA  01982

           Liberty Mutual Fire Insurance Company--Elected Officers

                         Gary L. Countryman
                         Chairman of the Board andChief Executive Officer

                         Edmund F. Kelly
                         President and Chief Operating Officer

                         J. Paul Condrin, III
                         Vice President, Chief Financial Officer
                         and Comptroller

                         A. Alexander Fontanes
                         Vice President

                         Barry S. Gilvar
                         Vice President and Secretary

                         Scott R. Goodby
                         Vice President

                         Gary R. Gregg
                         Vice President

                         H. Robert Schielke
                         Vice President

                         Christopher C. Mansfield
                         Vice President and General Counsel

                         Edward G. Troy
                         Vice President

                         Elliot J. Williams
                         Vice President and Treasurer

                         James W. Jakobek
                         Assistant Treasurer

                         Douglas S. Surina
                         Assistant Treasurer

                         Barry D. Adamson
                         Assistant Secretary

                         Robert C. Andrews
                         Assistant Secretary

                         Diane S. Bainton
                         Assistant Secretary

                         Joseph J. Giblin
                         Assistant Secretary

                         Eric R. Herstine
                         Assistant Secretary

                         David W. Hoffman
                         Assistant Secretary

                         Kenneth R. King
                         Assistant Secretary

                         Richard E. Leeman
                         Assistant Secretary

                         George E. Lepage
                         Assistant Secretary

                         James R. Pugh
                         Assistant Secretary

                         Harvey Swedlove
                         Assistant Secretary

                         June M. Valliere
                         Assistant Secretary

                         Douglas L. Weymouth
                         Assistant Secretary

                         Stephen H. Zybura
                         Assistant Secretary

                                   SCHEDULE B

Liberty Mutual Insurance Company
IRS# 04-1543470


                       LIBERTY ALL STAR EQUITY FUND SALES


                     USA                                                     PROCEEDS                           CUM.
    TRADE DATE      SHARES        PRICE         COMMISSION     SEC FEE      (COM.&SEC)        CUM SHRS       PROCEEDS
----------------  ----------  --------------  --------------  ----------  ---------------  ---------------  ---------------
10/14/97             (27,700) $      14.0625  $       831.00  $    12.99  $    388,687.26          (27,700)      388,687.26
10/15/97                                                                                           (27,700)      388,687.26
10/16/97             (22,500) $      14.0625  $       675.00  $    10.55  $    315,720.70          (50,200)      704,407.96
10/17/97                                                                                           (50,200)      704,407.96
10/20/97             (22,500) $      13.8125  $       675.00  $    10.36  $    310,095.89          (72,700)    1,014,503.85
10/21/97                                                                                           (72,700)    1,014,503.85
10/22/97                                                                                           (72,700)    1,014,503.85
10/23/97                                                                                           (72,700)    1,014,503.85
10/24/97                                                                                           (72,700)    1,014,503.85
10/27/97              (9,900) $      13.2500  $       297.00  $     4.38  $    130,873.62          (82,600)    1,145,377.47
10/28/97                                                                                           (82,600)    1,145,377.47
10/29/97             (20,500) $      13.2500  $       615.00  $     9.06  $    271,000.94         (103,100)    1,416,378.41
10/30/97             (13,500) $      13.0625  $       405.00  $     5.88  $    175,932.87         (116,600)    1,592,311.28
10/31/97              (9,900) $      13.1875  $       297.00  $     4.36  $    130,254.89         (126,500)    1,722,566.17
10/31/97             (35,100) $      13.1250  $     1,053.00  $    15.36  $    459,619.14         (161,600)    2,182,185.31
MONTHLY
TOTAL                                                                                             (161,600)    2,182,185.31
11/03/97                                                                                          (161,600)    2,182,185.31
11/04/97              (2,700) $      13.3750  $        81.00  $     1.21  $     36,030.29         (164,300)    2,218,215.60
11/05/97             (26,800) $      13.4375  $       804.00  $    12.01  $    359,308.99         (191,100)    2,577,524.59
11/06/97             (22,500) $      13.4375  $       675.00  $    10.08  $    301,658.67         (213,600)    2,879,183.26
11/07/97             (45,000) $      13.3125  $     1,350.00  $    19.97  $    597,692.53         (258,600)    3,476,875.79
11/10/97             (15,900) $      13.4022  $       477.00  $     7.11  $    212,610.87         (274,500)    3,689,486.66
11/11/97             (19,300) $      13.3939  $       579.00  $     8.62  $    257,914.65         (293,800)    3,947,401.31
11/12/97             (24,900) $      13.2787  $       747.00  $    11.03  $    329,881.60         (318,700)    4,277,282.91
11/13/97                (800) $      13.2500  $        24.00  $     0.36  $     10,575.64         (319,500)    4,287,858.55
11/14/97                                                                                          (319,500)    4,287,858.55
11/17/97             (61,200) $      13.4522  $     1,836.00  $    27.45  $    821,411.19         (380,700)    5,109,269.74
11/18/97             (24,700) $      13.5625  $       741.00  $    11.17  $    334,241.58         (405,400)    5,443,511.32
11/19/97             (36,000) $      13.2188  $     1,080.00  $    15.87  $    474,780.93         (441,400)    5,918,292.25
11/20/97             (18,000) $      13.3125  $       540.00  $     7.99  $    239,077.01         (459,400)    6,157,369.26
11/21/97                                                                                          (459,400)    6,157,369.26
11/24/97             (18,000) $      13.2500  $       540.00  $     7.95  $    237,952.05         (477,400)    6,395,321.31
11/25/97             (17,600) $      13.2117  $       528.00  $     7.76  $    231,990.16         (495,000)    6,627,311.47
11/26/97              (5,400) $      13.2760  $       162.00  $     2.39  $     71,526.01         (500,400)    6,698,837.48
11/28/97                                                                                          (500,400)    6,698,837.48
MONTHLY
TOTAL                                                                                             (338,800)    4,516,652.17
12/01/97             (24,100) $      13.3909  $       723.00  $    10.76  $    321,986.93         (524,500)    7,020,824.41
12/02/97                                                                                          (524,500)    7,020,824.41
12/03/97              (8,800) $      13.4375  $       264.00  $     3.95  $    117,982.05         (533,300)    7,138,806.46
12/04/97             (10,800) $      13.4375  $       324.00  $     4.84  $    144,796.16         (544,100)    7,283,602.62
12/05/97             (21,000) $      13.4284  $       630.00  $     9.40  $    281,357.00         (565,100)    7,564,959.62
12/08/97                                                                                          (565,100)    7,564,959.62
12/09/97                                                                                          (565,100)    7,564,959.62
12/10/97             (12,800) $      13.3317  $       384.00  $     5.69  $    170,256.07         (577,900)    7,735,215.69
12/11/97             (15,800) $      13.1875  $       474.00  $     6.95  $    207,881.55         (593,700)    7,943,097.24
12/12/97             (25,100) $      13.1250  $       753.00  $    10.99  $    328,673.51         (618,800)    8,271,770.75
12/15/97             (36,000) $      13.0938  $     1,080.00  $    15.72  $    470,281.08         (654,800)    8,742,051.83
12/16/97                                                                                          (654,800)    8,742,051.83
12/17/97                                                                                          (654,800)    8,742,051.83
12/18/97                                                                                          (654,800)    8,742,051.83
12/19/97                                                                                          (654,800)    8,742,051.83
12/22/97                                                                                          (654,800)    8,742,051.83
12/23/97                                                                                          (654,800)    8,742,051.83
12/24/97                                                                                          (654,800)    8,742,051.83
12/26/97                                                                                          (654,800)    8,742,051.83
12/29/97                                                                                          (654,800)    8,742,051.83
12/30/97             (24,700) $      13.3125  $       741.00  $    10.97  $    328,066.78         (679,500)    9,070,118.61
12/31/97              (8,000) $      13.3125  $       240.00  $     3.55  $    106,256.45         (687,500)    9,176,375.06
MONTHLY
TOTAL                                                                                             (187,100)    2,477,537.58
01/02/98                                      $         0.00  $     0.00  $          0.00         (687,500)    9,176,375.06
01/05/98             (18,000) $      13.3125  $       540.00  $     7.99  $    239,077.01         (705,500)    9,415,452.07
01/06/98             (24,300) $      13.2222  $       729.00  $    10.71  $    320,559.75         (729,800)    9,736,011.82
01/07/98             (21,800) $      13.1875  $       654.00  $     9.59  $    286,823.91         (751,600)   10,022,835.73
01/08/98             (14,210) $      12.9958  $       426.30  $     6.16  $    184,237.86         (765,810)   10,207,073.59


                                                                  Page 26 of 27

                     USA                                                     PROCEEDS                           CUM.
    TRADE DATE      SHARES        PRICE         COMMISSION     SEC FEE      (COM.&SEC)        CUM SHRS       PROCEEDS
----------------  ----------  --------------  --------------  ----------  ---------------  ---------------  ---------------
01/09/98                                      $         0.00  $     0.00  $          0.00         (765,810)   10,207,073.59
01/12/98                                      $         0.00  $     0.00  $          0.00         (765,810)   10,207,073.59
01/13/98                                      $         0.00  $     0.00  $          0.00         (765,810)   10,207,073.59
01/14/98             (27,000) $      13.1250  $       810.00  $    11.82  $    353,553.18         (792,810)   10,560,626.77
01/15/98             (14,800) $      13.0675  $       444.00  $     6.45  $    192,948.55         (807,610)   10,753,575.32
01/16/98             (22,900) $      13.1383  $       687.00  $    10.03  $    300,170.04         (830,510)   11,053,745.36
01/20/98             (13,800) $      13.2010  $       414.00  $     6.08  $    181,753.72         (844,310)   11,235,499.08
01/21/98             (34,300) $      13.2172  $     1,029.00  $    15.12  $    452,305.84         (878,610)   11,687,804.92
01/22/98             (23,900) $      13.1875  $       717.00  $    10.51  $    314,453.74         (902,510)   12,002,258.66
01/23/98             (31,500) $      13.1875  $       945.00  $    13.85  $    414,447.40         (934,010)   12,416,706.06
01/26/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
01/27/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
01/28/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
01/29/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
01/30/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
MONTHLY
TOTAL                                                                                             (246,510)    3,240,331.00
02/02/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/03/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/04/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/05/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/06/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/09/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/10/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/11/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/12/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/13/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/16/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/17/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/18/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/19/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/20/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/23/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/24/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/25/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/26/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
02/27/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
MONTHLY
TOTAL                                                                                                    0             0.00
03/02/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/03/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/04/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/05/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/06/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/09/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/10/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/11/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/12/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/13/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/16/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/17/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/18/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/19/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/20/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/23/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/24/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/25/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/26/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/27/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/30/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
03/31/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
MONTHLY
TOTAL                                                                                                    0             0.00
04/01/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
04/02/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
04/03/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
04/06/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
04/07/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
04/08/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
04/09/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
04/10/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06
04/13/98                                      $         0.00  $     0.00  $          0.00         (934,010)   12,416,706.06

COMBINED CASUALTY/FIRE                                                                          (1,037,700)   13,795,450.22

                                                   Remaining                         0.00
               66                                  Calendar Days   45.00             0.00                 0
                                                                  50.00%                        #DIV/0!     done

Cumulative avg discount                            Combined Casualty/Fire            0.00                 0

Combined Cas/Fire                                                                               #DIV/0!     done

                                                                         Fire shrs rem                    0

    Phone Mitch Herman 1-212-449-5317 @Merrill Lynch

                                     EXHIBIT A

                        Schedule 13D Joint Filing Agreement



   Each of Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company hereby agree that the amended Schedule 13D filed herewith, and amendments which may be filed thereto, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the regulations thereunder, relating to the sale of shares of beneficial interest of Liberty ALL STAR Equity Fund, shall be filed jointly on behalf of each Company.

Dated this 15th day of January, 1998.

LIBERTY MUTUAL INSURANCE COMPANY

By: /s/  A. Alexander Fontanes,
    ---------------------------
    A. Alexander Fontanes
    Senior Vice President and
    Chief Investment Officer

LIBERTY MUTUAL FIRE INSURANCE COMPANY

By: /s/  A. Alexander Fontanes,
    ---------------------------
    A. Alexander Fontanes
    Vice President